20549-0408

                           April 15, 2005


Gary Ocepek
President
Ottawa Savings Bancorp, Inc
925 LaSalle Street
Ottawa, Illinois  61350

Re: Ottawa Savings Bancorp, Inc.
       Form SB-2, filed March 18, 2005
       File Number 333-123455

Dear Mr. Ocepek:

      We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Summary - page1

1. Where appropriate in the summary disclose that virtually all of the company`s provision for loan losses for 2003 and 2004 relate to the $9.3 CLC loss first discussed in the risk factor bridging pages
20 and 21. Clarify that absent these provisions the company would have been profitable in both years.


Ottawa Savings Bank - page 2

2. Disclose that you only have one branch

3. Where appropriate in the summary, and in more detail in the body of the text, describe the local economy in which you do business. Include state figures relative to those of the local economy, describe any trends and discuss the underlying reasons for this situation. We note the related information in the appraisal.

How We Determined to Offer... - page 6

4. Disclose which mutual holding company`s are included in the reference group for the table on page 6. Also, include whether the figures for these companies and the registrant are on a fully converted basis or not.

Ottawa Savings Bank Foundation - page 8

5. Please give examples of the size and type of disbursements the foundation will make. Also, indicate if correct that you do not plan to make any further contributions to the foundation in the future.

6. Please disclose Ottawa`s charitable contributions for each of the last 2 years and compare those annual amounts with the estimated
$560,000 foundation you propose.

Tax Consequences - page 11

7. Please revise this section to indicate that it reflects the opinion of tax counsel.

How We Will Use the Proceeds... - page 14

8. Given the lack of any specific use of the proceeds, discuss your ability to place these funds into productive use. Indicate the amount of time you feel it will take to put these funds to use if you have developed such a figure. We note the first risk factor.

Strong competition... - page 20

9. Please reconcile the notion that your competition is intense and the fact that you control about 26% of local deposits.







Pro Forma Net Income - page 33

10. Please ensure that all pro forma information presented is properly calculated. We noted a few instances where we were unable to recalculate amounts presented in the tables on pages 33 and 35.
For
example:

* the pro forma employee stock ownership plan adjustment,
* the pro forma stock-based incentive plan adjustments for stock option grants,
* the pro forma net income excluding the contribution to foundation and the related net income per share.

Comparison of Independent Valuation and Pro Forma Financial
Information With and Without the Foundation - page 37

11. Please review the Pro Forma Financial Ratios for mathematical accuracy and presentation consistency and revise as necessary.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General - page 38

12. Please revise to address the material weaknesses in internal control of financial reporting discussed in the Risk Factors section on page 19. Describe the magnitude of the weaknesses, the current impact on the financial statements and the steps being taken to mitigate these weaknesses in the future.

13. Please revise to address the prior period adjustments made in 2002 and 2003. Describe the magnitude of the errors, the impact on the financial statements, a description of each error and the controls established to prevent these types of errors from occurring in the future.

Average Balance Sheet - page 43

14. Please revise to specify the rounding denomination used within the Average Balance Sheet table. For example: "(dollars in thousands)".

Delinquent Loans - page 56

15. Please revise to provide the amount of gross income that would have been recorded during the period had the loans been current in accordance with their original terms and the amount of interest income on those loans that was included in net income for the period.
Refer to Item III (c) Instructions (2) i & ii of Industry Guide
III


Allowance for Loan Losses - page 58

16. Please revise to explain the increase in 2004 of the "Unallocated" category of the Allowance for Loan Losses. In 2004 it is the largest category, representing 31% of the total allowance, up from 14% in 2003.

Material Income Tax Consequences - page 101

17. If correct, please revise the first two sentences of the first paragraph on page 102 to indicate that this information is supplied by tax counsel.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure - page 111

18. Your citations alone did not provide enough information for the investors. Please revise to include all of the information required by Item 304 of Regulation S-B.

19. Please revise to state whether the auditors` report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item
304(a)(1)(ii) of Regulation S-B.

20. Please revise to state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements or events and, if not, describe the nature of and reason for any limitations. Refer to Item 304(a)(1)(iv)(E) of Regulation S-B.

21. Please revise to include a letter from your former auditors addressing the revised disclosures as an exhibit. Refer to Item
304(a)(3) of Regulation S-B.

Exhibits

22. We note that certain exhibits will be filed in the future. We may have comment once those documents are filed.

Signatures - page II-4

Pursuant to the signature instructions for this form, identify the principal accounting officer. One person may serve in more than one capacity.


      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Paula Smith at 202-824-5698, or to Don Walker, Senior Assistant Chief Accountant, at
202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.

      						Sincerely,



							Barry McCarty
      Senior Counsel

By fax : J. Brett Pritchard
	  Fax number 312-443-0336




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Ottawa Savings Bancorp, Inc.
Page 6